RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2006

(Unaudited)

The Company’s auditor has not performed a review of these Interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	March 31	December 31
	Unaudited	Audited
	2006	2005

Assets
Current assets
Cash and cash equivalents	$2,598,036	$2,810,503
Amounts receivable	886,807	927,210
Prepaid expenses	93,769	23,373
	3,578,612	3,761,086

Investments (note 4)	6,534,382	6,546,411
Equipment (note 5)	49,724	51,228
Mineral property costs (note 6)	23,361,761	22,961,644
	$33,524,479	$33,320,369

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$772,258	$519,961

Non-controlling interest	428,237	407,479

Shareholders’ equity
Share capital (note 7(a))	45,840,598	45,610,692
Contributed surplus (note 7(b))	2,631,400	2,623,780
Deficit	(16,148,014)	(15,841,543)
	32,323,984	32,392,929
	$33,524,479	$33,320,369

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Commitments (Note 9)
Subsequent events (Note 11)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2006	2005

Expenses
Amortization	$3,499	$3,922
Consulting	28,290	41,881
Foreign exchange (gain) loss	(55,144)	13,426
General mineral exploration	70,428	10,010
Investor relations	79,499	73,410
Office	42,437	26,599
Professional fees	94,904	43,640
Rent	20,844	19,389
Salaries	172,922	149,303
Stock-based compensation (notes 3 and 7(b))	88,358	983,525
Telephone	4,719	2,751
Re-organization costs (note 2)	61,471	-
Transfer agent and regulatory filing fees	21,856	68,128
Travel and accommodation	4,497	10,048
Write-off of mineral property costs	-	36,315

Loss before other items	(638,580)	(1,482,347)
Interest and miscellaneous income	19,576	34,416
Gain on sale of investments	99,589	116,434
Gain on settlement of debt	14,559	-
Loss on equity investment	(258,257)	(25,000)
Future income tax recovery (note 7(a))	477,400	1,043,943
Allocation of subsidiary’s (income) loss to minority interest	(20,758)	13,090

Net loss for the period	(306,471)	(299,464)
Deficit, beginning of the period	(15,841,543)	(12,197,259)
Deficit, end of the period	$(16,148,014)	$(12,496,723)

Basic and diluted loss per common share	$(0.005)	$(0.005)
Weighted average number of common shares outstanding	66,385,705	56,275,401

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2006	2005
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(306,471)	$(299,464)
Adjustment for items which do not involve cash:
Amortization	3,499	3,922
Stock-based compensation	88,358	983,525
Write-off of mineral property costs	-	46,325
Gain on sale of investments	(99,589)	(116,434)
Gain on settlement of debt	(14,559)	-
Loss on equity investment	258,257	25,000
Future income tax recovery	(477,400)	(1,043,943)
Allocation of subsidiary’s loss to minority interest	20,758	(13,090)
	(527,147)	(414,159)
Changes in non-cash working capital components:
Prepaid expenses	(70,396)	(48,344)
Amounts receivable	40,403	(409,112)
Accounts payable and accrued liabilities	(44,593)	132,161
	(601,733)	(739,454)
Investing Activities*
Mineral property costs	(788,002)	(3,329,688)
Purchase of equipment	(5,221)	(610)
Purchase of investments	(495,844)	(1,179,025)
Proceeds on sales of investments	362,931	200,558
	(926,136)	(4,308,765)
Financing Activities*
Common shares issued for cash	559,687	2,199,568
Share issue costs	(2,469)	(126,898)
Recovery of property costs incurred	715,503	525,261
Management and administration fees received	42,681	37,467
	1,315,402	2,635,398

Net cash (used) provided during the period	(212,467)	(2,412,821)
Cash and cash equivalents, beginning of the period	2,810,503	6,941,848
Cash and cash equivalents, end of the period	$2,598,036	$4,529,027

During the period, the Company paid and received interest as follows:

Interest received	$13,122	$25,705
Interest paid	$-	$-
*Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 10.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$3,392,440	$-	$-	$3,392,440
Exploration costs
Geological and geochemical	1,410,683	9,252	-	1,419,935
Drilling	5,675,629	-	-	5,675,629
Geophysical	101,147	-	-	101,147
Travel and accommodation	183,041	-	-	183,041
Other	32,056	-	-	32,056
	10,794,996	9,252	-	10,804,248

Other Red Lake Properties
Acquisition and option payments	473,677	45,750	(34,000)	485,427
Exploration costs
Geological and geochemical	954,813	36,407	(824)	990,396
Drilling	623,119	577,063	(588,087)	612,095
Geophysical	280,310	-	-	280,310
Travel and accommodation	79,663	9,457	-	89,120
Other	35,474	1,237	(8,202)	28,509
Administration fees (earned)	(459,694)	-	(38,225)	(497,919)
	1,987,362	669,914	(669,338)	1,987,938

McCuaig JV Project
Acquisition and option payments	109,940	-	-	109,940
Exploration costs
Geological and geochemical	449,370	-	-	449,370
Drilling	1,144,229	-	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	3,949	-	5,949
Administration fees (earned)	(27,635)	-	-	(27,635)
	1,737,521	3,949	-	1,741,470

English Royalty Division
Acquisition and option payments	75,000	21,428	(41,226)	55,202
Exploration costs
Geological and geochemical	358,748	-	-	358,748
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	442,974	21,428	(41,226)	423,176
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND
GOLD PROPERTIES
Star Track Trend Properties
Acquisition and option payments	$244,242	$-	$-	$244,242
Exploration costs
Geological and geochemical	488,475	11,102	-	499,577
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,762	29	-	10,791
Other	3,580	-	-	3,580
	871,599	11,131	-	882,730

Golden Promise Trend Properties
Acquisition and option payments	203,338	(2,100)	-	201,238
Exploration costs
Geological and geochemical	404,776	20,386	-	425,162
Drilling	178,459	-	-	178,459
Geophysical	55,329	-	-	55,329
Travel and accommodation	10,749	-	-	10,749
Administration fees (earned)	(190,701)	-	-	(190,701)
	661,950	18,286	-	680,236

Avalon Trend Properties
Acquisition and option payments	68,938	-	-	68,938
Exploration costs
Geological and geochemical	195,805	2,047	(2,080)	195,772
Drilling	-	-	-	-
Travel and accommodation	4,055	-	-	4,055
Administration fees (earned)	(16,451)		-	(16,451)
	252,347	2,047	(2,080)	252,314

Glenwood-Botwood Trend Properties
Acquisition and option payments	675,532	20,260	-	695,792
Exploration costs
Geological and geochemical	1,540,751	114,995	(34,309)	1,621,437
Drilling	666,098	10,097	-	676,195
Geophysical	259,029	6,384	(6,384)	259,029
Travel and accommodation	15,241	2,515	-	17,756
Other	-	3,925	(1,000)	2,925
Administration fees (earned)	(67,724)	-	(2,803)	(70,527)
	3,088,927	158,176	(44,496)	3,202,607

New World Trend Property
Acquisition and option payments	107,540	-	-	107,540
Exploration costs
Geological and geochemical	330,458	3,297	-	333,755
Drilling	2,150	-	-	2,150
Geophysical	-	21,974	-	21,974
Travel and accommodation	1,874	-	-	1,874
	442,022	25,271	-	467,293
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND (continued)
Base Metal Properties
Acquisition and option payments	49,989	74,423	-	124,412
Exploration costs
Geological and geochemical	369,731	24,198	-	393,929
Drilling	484,898	61,628	-	546,526
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	-	-	21,987
Other	225	-	-	225
	1,009,467	160,249	-	1,169,716
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	209,415	12,266	-	221,681
Exploration costs
Geological and geochemical	374,841	-	-	374,841
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)		-	(76,483)
	1,226,004	12,266	-	1,238,270

NEVADA
Other Properties
Acquisition and option payments	291,643	46,518	(11,545)	326,616
Exploration costs
Geological and geochemical	154,832	12,076	-	166,908
Other	-	18,239	-	18,239
	446,475	76,833	(11,545)	511,763

Mineral Property Costs	$22,961,644	$1,168,802	$(768,685)	$23,361,761

Property Costs Written-off or Recovered
The composition of the write-off figures by property classification is as follows:

2006
Total costs written-off	$-
Aggregate cost recoveries and administration fees received	(768,685)
Gross write-offs and recoveries	$(768,685)
See accompanying notes to the consolidated financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $16 million at March 31, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related plan of arrangement announced on February 9, 2006 - refer to note 6). One of the newly-created companies is to hold all of the Company’s Newfoundland properties. The other newly created company is to hold all of the Company’s investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4% owned subsidiary - Toquima Minerals Corporation. The investment in Africo Resources Ltd. is accounted for on the equity basis. All inter-company balances have been eliminated.

3.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2006, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $102,550 (2004 - $40,000). As at March 31, 2006, this law firm is owed $114,067 (2005 - $107,373). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

4.	INVESTMENTS

The Company owns common shares in public and private companies as follows:

	March 31, 2006		December 31, 2005
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	112,362	146,545	361,978	351,416
Private company (a)	6,422,020	- *	6,184,433	- *
	6,534,382	146,545	6,546,411	351,416
* - The fair value of each outstanding common share of this private company is not readily determinable

Investment in Africo Resources Ltd. (“Africo”)

The Company has acquired a 38.8% interest in Africo (39.61% subsequent to period end), a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Changes in the investment are summarized as follows:

	3 Months Ended March 31, 2006	Year ended December 31 2005

Balance, beginning of the period	$6,184,433	$2,363,369

Changes during the period:
Net participation in Africo equity financings	-	4,109,387
Purchase of shares	495,845	-
Equity interest in losses of Africo	(258,258)	(288,323)

Balance, end of the period	$6,422,020	$6,184,433

5.	EQUIPMENT

			March 31 2006	December 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and fixtures	$52,570	$38,095	$14,475	$15,238
Computer equipment	109,985	76,209	33,776	34,307
Software	5,731	4,258	1,473	1,683

	$168,286	$118,562	$49,724	$51,228

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

6.	PROPERTY INTERESTS

The following changes occurred in the Company’s principal property interests during the 3 months ended March 31, 2006.

Slate Bay Property, Ontario

On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

Lake Douglas Properties, Newfoundland

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Palmer Property, Alaska and Nevada Properties (Carlin Gold Plan of Arrangement)

On February 15, 2006 Toquima announced an agreement with Carlin Gold Corporation (“Carlin”), whereby Carlin will issue 6,772,226 common shares to Toquima’s shareholders on a pro-rata basis in respect to the acquisition of Toquima’s mineral property interests in Nevada. Concurrently, pursuant to a plan of arrangement, Toquima’s current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. (“Constantine”), in the event of Constantine completing an Initial Public Offering (“IPO”) under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima’s interest in the Alaskan Palmer property. At that time, the Company will own approximately 13% of Carlin and 26% of Constantine. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin’s ownership of the common shares of Toquima. In this case, Rubicon will own approximately 20% of Carlin.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005
	Number of Shares	$	Number of Shares	$
Balance, beginning of period	66,179,524	45,610,692	55,006,031	39,184,721
Private placements (1) and (2)	-	-	10,232,000	6,420,989
Mineral properties	55,000	66,881	159,000	151,520
Stock options exercised (3)	114,376	146,176	300,000	338,087
Warrants, and agents options exercised (4)	573,943	494,249	482,493	559,318
Flow-through renunciation (5)	-	(477,400)	-	(1,043,943)
Balance, end of period	66,922,843	45,840,598	66,179,524	45,610,692

1.	Nil (2005 full year - 1,000,000) shares were issued under flow-through share purchase agreements.
2.	Net of issue costs of nil (2005 full year - $979,811).
3.	Inclusive of the original $43,906 (2005 full year - $97,837) fair value of these options re-allocated from contributed surplus to share capital on exercise.
4.	Inclusive of the original $36,832 (2005 full year - nil) fair value of agents options and warrants re-allocated from contributed surplus to share capital on exercise.
5.
The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million. See Note 3.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of period (1)	4,815,000	1.10	3,486,625	1.11
Granted	-	-	2,310,000	1.10
Exercised	(114,376)	0.89	(300,000)	0.79
Expired/Cancelled	-	-	(681,625)	1.29
Outstanding at end of period (1)	4,700,624	1.10	4,815,000	1.10

(1) At March 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.79 years (December 31 2005 -3.0).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL (continued)

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Balance at beginning of period	$2,623,780	$1,960,463
Stock-based compensation	88,358	683,671
Share issuance costs	-	77,483
Fair value of stock options allocated to shares issued on exercise	(80,738)	(97,837)
Balance at end of period	$2,631,400	$2,623,780

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Risk-free interest rate (%)	-	3.6%
Expected life (years)	-	4.6 years
Expected volatility (%)	-	40%
Expected dividend yield (%)	-	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c) Summary of stock options outstanding:

March 31, 2006
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Stock Options	100,000	0.67	4.42
	150,000	0.74	4.45
	910,000	0.83	1.26
	225,000	0.84	1.30
	200,000	0.86	4.71
	11,250	0.99	1.23
	100,000	1.15	1.27
	200,000	1.16	1.19
	20,000	1.17	7.56
	1,750,000	1.18	3.34
	354,374	1.21	3.76
	680,000	1.48	2.83
Total Stock Options	4,700,624	1.10	2.79

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL (continued)

d) Summary of warrants outstanding:

March 31, 2006
Type of Issue		Number Outstanding	Weighted Average Price	Weighted Average Life
Warrants and Agent Options		298,634	1.40	0.77
	(1)	50,795	0.693	1.38
		4,332,837	0.85	1.38
Total Warrants and Agent Options		4,682,266	0.87	1.34

1)	Agent compensation options include options for 50,795 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.38 years from the period end.

8.	COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

9.	COMMITMENTS

At March 31, 2005, the Company has $363,553 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

10.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2006, the Company issued 55,000 (2005 full year - 159,000) of its common shares at a value of $69,350 (2005 full year - $151,520) for mineral properties, and received common shares of other companies valued at $10,500 (2005 full year - $232,626) pursuant to the terms of property agreements. Included in accounts payable and accrued liabilities at March 31, 2006 is $311,499 (December 31, 2005 - $147,575) of mineral property costs.

11.	SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2006:

Private Placement

On April 12, 2006, the Company closed a brokered private placement, issuing 7,640,560 common shares at $1.48 per share for gross proceeds of $11,308,028. The underwriters were paid a cash commission of $678,481 (6% of gross proceeds).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

11.	SUBSEQUENT EVENTS (continued)

Red Lake North Property

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation “Solitaire” whereby Solitaire has the option to acquire a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. The agreement is subject to regulatory approval.

Humlin Property

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company’s Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the Company. The agreement is subject to regulatory approval.

Golden Promise Property

On May 01, 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares, incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. The agreement is subject to regulatory approval.